Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
COHBAR, INC.

CohBar, Inc., a corporation organized and existing under the General Corporation Law (the “DGCL”) of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

FIRST: The name of the corporation is CohBar, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of Delaware on September 16, 2009.

SECOND: The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Section 242 of the DGCL. The following two paragraphs are hereby added to precede the first paragraph of Article IV of the Third Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate”):

“Contingent and effective as of 12:01a.m. Eastern Time on September 23, 2022 (the “Effective Time”), each thirty (30) shares of the Company’s Common Stock, par value $0.001 per share (the “Common Stock”), issued and outstanding prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.001 per share, of the Company (the “Reverse Split”). No fractional share shall be issued in connection with the foregoing combination of the shares pursuant to the Reverse Split. The Company will pay in each case the fair value of such fractional shares, without interest and as determined in good faith by the Board of Directors of the Company when those entitled to receive such fractional shares are determined.

The Reverse Split shall occur automatically without any further action by the holders of Common Stock, and whether or not the certificates representing such shares have been surrendered to the Company; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable as a result of the Reverse Split unless the existing certificates evidencing the applicable shares of stock prior to the Reverse Split are either delivered to the Company, or the holder notifies the Company that such certificates have been lost, stolen or destroyed, and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates.”

THIRD: Article IV of the Certificate of Incorporation shall be and hereby is amended by replacing the first paragraph thereof in its entirety as follows:

“The Company is authorized to issue two (2) classes of stock, to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is 17,000,000 shares, $0.001 par value per share. 12,000,000 shares shall be Common Stock and 5,000,000 shares shall be Preferred Stock.”

FOURTH: This Certificate of Amendment of the Third Amended and Restated Certificate of Incorporation so adopted (i) shall be effective as of 12:01a.m. Eastern Time on September 23, 2022, (ii) reads in full as set forth above and (iii) is hereby incorporated into the Third Amended and Restated Certificate of Incorporation by this reference. All other provisions of the Third Amended and Restated Certificate of Incorporation remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer as of this 22nd day of September.

COHBAR, INC.

By:	/s/ Jeff Biunno
Jeff Biunno
Chief Financial Officer